DynaMotive Energy Systems Corporation

                                                FORM 6-K

                                              UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549

                                           -----------------

                                    REPORT OF FOREIGN PRIVATE ISSUER
                                  PURSUANT TO RULE 13a-16 or 15d-16 OF
                                   THE SECURITIES EXCHANGE ACT OF 1934
                                            FOR September 6, 2002

                                    DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                         (Exact name of Registrant as specified in its charter)

                                           -----------------


                                    Suite 105-1700 West 75th Avenue
                                            Vancouver, BC
                                            Canada V6P 6G2
                                            (604) 267-6000
                                (Address of principal executive offices)

                                           -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                                       FORM 20-F  X    FORM 40-F
                                                 ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                       YES         NO  X
                                                ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable


















				FORM 27

                 MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                   OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      105-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      September 3, 2002

3.    Press Release
      -------------
      September 3, 2002

4.    Summary of Material Change
      --------------------------

      DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today it has successfully integrated process improvements to its pilot plants which have extended their rated capacity. The process improvements tested initially in DynaMotive's 2 tonne per day (TPD) plant were successfully transported to its 10TPD plant extending its rated capacity to 15TPD.

      The increase in rated capacity of DynaMotive's plants resulting from process improvements underscores the scalability of DynaMotive's technology and the increase is expected to have significant impact on DynaMotive's scale up and commercial deployment plans. DynaMotive is currently developing a 100 TPD plant in conjunction with its engineering partners. The process improvements will be incorporated into the design. DynaMotive is reviewing the process advances to establish additional patent coverage to supplement the original BioThermTM process patents.

5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

	N/A

7.    Omitted Information
      -------------------

	N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Richard C.H. Lin
      Chairman
      6996 Arbutus Street
      Vancouver, BC V6P 5S7
      604) 267-6013

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 3rd day of September, 2002


                             DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                                 (signed)   "Richard C.H. Lin"
                                            Richard C.H. Lin
                                            Chairman




IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.





















DYNAMOTIVE ENERGY SYSTEMS CORPORATION         News Release - September 3, 2002

           DynaMotive Process Improvements on Pilot Plants Extend Rated
                               Capacity by 50%
                     Plant Capacity Now Rated at 15 Tonnes Per Day

VANCOUVER, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today it has successfully integrated process improvements to its pilot plants which have extended their rated capacity. The process improvements tested initially in DynaMotive's 2 tonne per day (TPD) plant were successfully transported to its 10TPD plant extending its rated capacity to 15TPD.

The increase in rated capacity of DynaMotive's plants resulting from process improvements underscores the scalability of DynaMotive's technology and the increase is expected to have significant impact on DynaMotive's scale up and commercial deployment plans. DynaMotive is currently developing a 100 TPD plant in conjunction with its engineering partners. The process improvements will be incorporated into the design. DynaMotive is reviewing the process advances to establish additional patent coverage to supplement the original BioTherm process patents.

The process advances are the result of extensive bench and pilot scale testing. The data and experience gained from the operation of both plants have led to the process improvements which have been achieved. During the past four years, DynaMotive's plants have accumulated over 4000 hours of operation. DynaMotive has incorporated a state of the art control system that allows for real time analysis of process parameters and plant performance.

Both DynaMotive plants were designed and upgraded by DynaMotive's Technology Group and constructed at the BC Research Inc. complex in Vancouver, BC. The plants conform to all applicable safety, electrical and mechanical design standards.

DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented pyrolysis system. Through the application of its technology and know how, the Company intends to tap into abundant organic resources that are generally discarded by the agricultural and forest industries at a cost, and economically convert them into a renewable and environmentally friendly fuel. Examples include forestry residues such as wood and bark and agricultural residues such as sugar cane bagasse. The Company has successfully converted each of these residues into BioOil and char making them a renewable and environmentally friendly oil and char reserve that is available worldwide.

For more information on DynaMotive, please call:
Corporate Communications   Tel: (604) 267-6009
Toll Free (in North America):1-877-863-2268       Fax:  (604) 267-6005
Email: investor@DynaMotive.com                    Website: www.DynaMotive.com
       -----------------------                             ------------------
In Europe, contact:
Antony Robson                       Managing Director
Tel: (44) (0) 20-7518-9380          Fax:  (44) (0) 20-7518-9381

For US enquiries, contact:
James Acheson              Chief Operating Officer      DynaMotive Corporation
Tel: (323) 460-4900	        Fax:  (323) 465-2617
Email: jacheson@DynaMotive.com
       -----------------------

Forward Looking Statement
Certain statements contained in this news release, which are not based on historical facts, are forward looking statements as the term is defined in the Private Securities Litigation Reform Act of 1995, and are subject to uncertainties and risks in part detailed in the company's filings with the Securities and Exchange Commission, that may cause actual results to materially differ from projections. Although DynaMotive believes its expectations are reasonable assumptions within the bounds of its knowledge of its businesses and operations; there can be no assurance that actual results will not differ materially from their expectations. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include the company's ability to continue as a going concern; the fact that the company has not achieved positive cash flows; volatility of the company's stock and price; the ability to raise funds for working capital; access to borrowed or equity capital on favorable terms and financing. In light of these risks and uncertainty, there can be no assurance that the forward-looking information contained in this report will, in fact, occur.
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